EXHIBIT 99.1

CASCADES ANNOUNCES THE CLOSING OF SUBSCRIPTION
RECEIPT OFFERING FOR GROSS PROCEEDS OF $200 MILLION
AND CONCURRENT PRIVATE PLACEMENT FOR
GROSS PROCEEDS OF $50 MILLION

(This media release is not for distribution to United States newswire services or for dissemination in the United States)

Kingsey Falls, Quebec, December 20, 2006 - Cascades Inc. (TSX: CAS) (“Cascades” or the “Company”) announced today that it has closed its previously announced offering of 15,095,000 subscription receipts (the “Subscription Receipts”) at a price of $13.25 per Subscription Receipt for gross proceeds of $200,008,750 (the “Offering”).  The gross proceeds from the Offering will be held in escrow pending closing of the acquisition by Cascades of Domtar’s 50% interest in Norampac (the “Acquisition”) which is expected to close on December 29, 2006 as a satisfactory response from the Competition Bureau was received on December 14, 2006.

Each Subscription Receipt entitles the holder thereof to receive, upon closing of the Acquisition and without payment of additional consideration or further action, one common share of Cascades.  Upon closing of the Acquisition, the net proceeds to Cascades, after deducting the underwriters’ fee and other expenses of the Offering, will amount to approximately $191 million and will be used to finance a portion of the Acquisition.

The subscription receipts will be listed for trading on the Toronto Stock Exchange under the symbol “CAS.R”.

The Offering was underwritten by a syndicate jointly led by CIBC World Markets Inc., National Bank Financial Inc., and Scotia Capital Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., RBC Dominion Securities Inc. and TD Securities Inc.

Cascades also announced that it had closed its concurrent $50 million private placement of Subscription Receipts at a price of $13.25 per Subscription Receipt.  The gross proceeds from the private placement will also be used to finance a portion of the Acquisition.

FOUNDED IN 1964, CASCADES PRODUCES, TRANSFORMS AND MARKETS PACKAGING PRODUCTS, TISSUE PAPER AND FINE PAPERS, COMPOSED MAINLY OF RECYCLED FIBRES.  CASCADES EMPLOYS NEARLY 14,300 MEN AND WOMEN WHO WORK IN SOME 120 MODERN AND FLEXIBLE PRODUCTION UNITS LOCATED IN NORTH AMERICA AND EUROPE.  CASCADES MANAGEMENT PHILOSOPHY, ITS MORE THAN 40 YEARS OF EXPERIENCE IN RECYCLING.  ITS CONTINUED EFFORTS IN RESEARCH AND DEVELOPMENT ARE STRENGTHS WHICH ENABLE THE COMPANY TO CREATE NEW PRODUCTS FOR ITS CUSTOMERS.  THE CASCADES SHARES TRADE ON THE TORONTO STOCK EXCHANGE UNDER THE TICKER SYMBOL CAS.

CERTAIN STATEMENTS IN THIS RELEASE, INCLUDING STATEMENTS REGARDING FUTURE RESULTS AND PERFORMANCE, ARE FORWARD-LOOKING STATEMENTS (AS SUCH TERM IN DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995) BASED ON CURRENT EXPECTATIONS.  THE ACCURACY OF SUCH STATEMENTS IS SUBJECT TO A NUMBER OF RISKS, INCLUDING, BUT NOT LIMITED TO, THE EFFECT OF GENERAL ECONOMIC CONDITIONS, DECREASES IN DEMAND FOR THE COMPANY’S PRODUCTS, INCREASES IN RAW MATERIAL COSTS, FLUCTUATIONS IN SELLING PRICES AND ADVERSE CHANGES IN GENERAL MARKET AND

INDUSTRY CONDITIONS AND OTHER FACTORS LISTED IN THE COMPANY’S SECURITIES AND EXCHANGE COMMISSION FILINGS.

For more information:

Media:	Source:
Hubert Bolduc	Christian Dubé
Vice-President, Communications and Public Affairs	Vice-President and chief financial officer
(514)912-3790	(514)282-2600
hubert bolduc@cascades.com	Christian dubé@cascades.com

Investor relations:
Marc Jasmin,C.M.A.
Director, Investor Relations
(514)282-2681
marc iasmin@cascades.com